

June 28, 2010

Mr. Mark Featherstone
Chief Financial Officer
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, PA 19428-2380

      Re: Quaker Chemical Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Definitive Proxy Statement on Schedule 14A
             Form 10-Q for the Fiscal Quarter Ended March 31, 2010
             File No. 001-12019

Dear Mr. Featherstone:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical Accounting Policies and Estimates, page 15

Goodwill and Other Intangible Assets, page 16

1.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Item 8. Financial Statements and Supplementary Data, page 28

Note 22 – Commitments and Contingencies, page 68

2. Please provide us with more details concerning your asbestos contingency and the related settlements. In particular:
    - Please provide us with a roll-forward of the receipt of the insurance settlement proceeds from inception through the date of your response.
    - Tell us how you account for the related legal expenses and claims payments and provide a roll-forward for each of those amounts.
    - Tell us whether the $8.5 million estimate of the total liability has been discounted.
    - Explain how you will account for any proceeds in excess of the ultimate liability.
    - Tell us whether you are offsetting current legal expenses against the deferred credit balance.

    We note that you do not believe that it is probable that you will incur any material losses. Tell us whether it is reasonably possible that you may incur losses that could be material to your financial position, results of operations, and/or cash flows in any reporting period.

Item 9A. Controls and Procedures, page 72

Changes in Internal Control over Financial Reporting, page 72

3. We note that the disclosure in this subsection, in the context of the heading, implies that the implementation of the new EPS system has or will result in changes to your internal control over financial reporting. However, you do not discuss these changes or whether these changes affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please advise. Further, please comply with this comment with respect to the disclosure under "Changes in internal controls" on page 22 of your Form 10-Q for the quarter ended March 31, 2010.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

4.   Based on the discussion of your annual incentive and long-term incentive compensation programs, it appears that your chief executive officer has the opportunity to earn considerably more than the other named executive officers based on maximum performance. In future filings, please separately explain the reasons you have designed your compensation programs to provide your chief executive with a significantly higher earning opportunity compared to that of your other named executive officers.

5.   The summary compensation table on page 26 reflects that Mr. Bregolato earned a $29,624 "local bonus" in 2009, yet we cannot locate any disclosure in the Compensation Discussion and Analysis relating to the award. With a view toward disclosure in future filings, please provide the information required by Item 402(b) of Regulation S-K with respect to Mr. Bregolato's bonus award, including the reasons the compensation committee chose to pay the bonus, how it fits into your overall compensation objectives, and the method the compensation committee used to determine the bonus amount.

Benchmarking Data, page 17

6.   We note that you benchmark total direct compensation against market survey data. In future filings, please disclose where your named executive officers' actual total direct compensation levels fell relative to the benchmarked amounts. To the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentive Bonus, page 18

7.   In future filings, please revise your disclosure to clarify the mechanics of your Global Annual Incentive Plan. In doing so, please address the following:
   *   Explain the reason for when "the corporate component is at maximum, the regional performance/personal objective opportunity can be no greater than 13.75% of the total GAIP bonus opportunity…."
   *   Clarify the difference between the terms "total GAIP bonus opportunity" and "maximum annual incentive award opportunity," as both terms are used in the second paragraph under this heading.
   *   Clarify whether each named executive officer is assigned both regional and personal objectives and, if so, describe these objectives with respect to each individual.

- Describe in more detail how amounts ultimately awarded to each named executive officer under this program were derived from the company's and each individual's actual performance. Consider including an explanatory diagram to help guide investors' understanding of your annual incentive program.
  Please show us supplementally what your revisions will look like.

8. We note that some of the individual goals (i.e., achieving regional sales budgets, improving profitability of certain regional business segments, and lowering working capital to historical levels) suggest that your compensation committee measured individual performance against pre-established quantitative performance goals. In future filings, please clarify whether these individual performance considerations involved pre-established, quantitative goals and, if so, please disclose these goals and discuss how the incentive compensation actually awarded reflects such goals. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary short of disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. Please show us supplementally what your revisions will look like.

Long-Term Incentives, page 19

9. We note that payment of cash awards was dependent upon achieving targeted total shareholder return relative to that of a comparator group. In future filings, please explain how you calculate total shareholder return for purposes of your long term incentive program.

10. Please provide a materially complete description of the determination with respect to the actual amount of options and restricted stock awarded, as well as the specific amount of the targeted cash award. In responding to this comment, please explain how you determined the allocation among options, restricted stock, and targeted cash awards. Please show us in your supplemental response what the revisions will look like.

Termination in Connection with Change in Control, page 33

11. In future filings, please provide a total figure in your change in control severance table.

Compensation Policies and Practices – Risk Assessment, page 37

12.   We note your disclosure under this heading. Please describe in reasonable detail the risk assessment that you conducted pursuant to which you concluded that your compensation approach does not create risks that are reasonably likely to have a material adverse effect on your business or operations.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 22

13.   We note that management's conclusion regarding the effectiveness of your disclosure controls and procedures is qualified by a "reasonable assurance" standard. Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.

14.   We note your management's conclusion regarding the effectiveness of your disclosure controls and procedures, which appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your management's conclusion does not indicate that your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in such reports is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may reference the correct definition of disclosure controls and procedures and simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates. Please also comply with this comment with respect to the description of disclosure controls and procedures in the first sentence of this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant